UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

MICROALGO INC.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Convertible Note Transaction with Certain Investors

On May 6, 2025, the Company entered into Convertible Note Purchase Agreements (“Purchase Agreements”) with certain investors (the “Investors”). On May 8, 2025, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is $36,000,000.

The Note has a term of 360 days commencing on the earlier of May 8, 2025 or the effective date of each of the Notes. The Notes carry an aggregate original issue discount of $2,880,000. The Company bore the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes.

Each Investor has the right to elect to convert all or a portion of the outstanding balance under the Note into Class A ordinary shares of US$0.2 each in the capital of the Company (the "ordinary shares") pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the 60 trading days preceding the date of conversion request (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. The conversion is subject to adjustment in the event of a share subdivision, share dividend, recapitalization, or similar transaction.

Ownership Limitation: The Company may at it option decline to effect any conversion of the outstanding balance under the Note to the extent that after giving effect to such conversion would cause the Investors (on an individual basis) to beneficially own a number of shares exceeding 9.99% of the number of ordinary shares outstanding on such date

Upon occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to 10% per annum. In the event of a default, Investors will continue to have the right to make conversions until such time the outstanding balance is paid in full.

The Registrant will use the net proceeds from the offering of the Note for working capital and general corporate purposes.

The foregoing descriptions of the Purchase Agreements and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreements, and the Notes, which are attached hereto as Exhibits 99.1, and 99.2. The prospectus supplement relating to the Offering is filed on the SEC’s web site at http://www.sec.gov.

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-283522) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

MicroAlgo Inc.

/s/ Min Shu
Min Shu
Chief Executive Officer

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